Exhibit 99.59
PRESS RELEASE
Aya Gold & Silver Launches Drill Exploration Program at Zgounder Far East and Adds 6 New Regional Permits

Montreal, Quebec, June 26, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce high-grade silver results from its ongoing drill exploration program at the Zgounder Silver Mine and the start of its drill exploration program in the Far East permits in the Kingdom of Morocco. The Corporation has also acquired six (6) new permits to the north, expanding the Zgounder exploration footprint by 11.9% to over 452.7 square kilometers (“km2”).

Highlights (all intersections are in core lengths)
•Acquired six (6) exploration permits totaling 48.1 km2 in the Zgounder area (Figure 2)
•Started initial 2,250 meter (“m”) regional program in the Zgounder Far East permits (Figure 3)
•Reported intersections in the open-pit area:
•Hole ZG-RC-24-303 intercepted 1,970 grams per tonne (“g/t”) silver (“Ag”) over 6.0m;
•Hole ZG-RC-24-434 intercepted 305 g/t Ag over 11.0m, including 1,348 g/t Ag over 1.0m;
•Hole DZG-SF-25-593 intercepted 749 g/t Ag over 3.5m including 1,610 g/t Ag over 1.5m;
•Hole ZG-RC-24-440 intercepted 1,214 g/t Ag over 2.0m; and
•Hole DZG-SF-25-592 intercepted 438 g/t Ag over 3.5m including 2,410 g/t Ag over 0.5m.
•Drilled 8,343m or 33% of the 2025 exploration program year to date

“We’re excited to consolidate further and grow our footprint by 12% at Zgounder with six new permits—advancing our strategy to expand the land package and explore for satellite deposits,” said Benoit La Salle, President & CEO. “This includes the start of drilling on the Far East permits, where we’ve identified several high-impact targets. High-grade intercepts within the open-pit area were also drilled, including ZG-RC-24-303 and ZG-RC-24-434, further confirming the continuity and strength of mineralization to the east.”
Included in this release are results from 152 holes, which include 67 underground diamond drill (“DDH”), 15 reverse circulation (“RC”), 49 T28 and 21 YAK holes (T28 and YAK: percussion drilling using an air-compressed hammer). For a full summary of today’s results, refer to Appendix 1.
Table 1 – Significant Intercepts from Drilling at Zgounder (core lengths)*

Hole ID	From	To	Ag	Length	Ag x width
			(g/t)	(m)
Underground DDH
DZG-SF-25-592	2.0	5.5	438	3.5	1,533
Including	2.0	2.5	2,410	0.5	1,205
DZG-SF-25-593	31.5	35.0	749	3.5	2,622
Including	31.5	33.0	1,610	1.5	2,415
DZG-SF-25-601	27.5	28.5	906	1.0	906
Surface RC
ZG-RC-24-303	22.0	28.0	1,970	6.0	11,820
ZG-RC-24-434	0.0	11.0	305	11.0	3,360
Including	2.0	3.0	1,348	1.0	1,348
ZG-RC-24-440	21.0	23.0	1,214	2.0	2,428
Underground T28
T28-24-528	7.2	16.8	107	9.6	1,027
T28-24-562	6.0	13.2	259	7.2	1,862
T28-24-562	18.0	25.2	134	7.2	961
T28-25-706	0.0	7.2	221	7.2	1,594
T28-25-730	0.0	4.8	358	4.8	1,718
Underground YAK
YAK-24-206	7.2	10.8	275	3.6	991
YAK-25-306	14.4	25.2	210	10.8	2,269
YAK-25-315	0.0	3.6	592	3.6	2,131
YAK-25-316	30.0	32.4	850	2.4	2,039
* True width is undetermined at this stage.

Figure 1: Location of Drill Results at Zgounder

West
East
275 800 E
276 100 E
276 400 E
Zgounder Fault
2100 L
1800 L
ZG-RC-24-434
ZG-RC-24-440
ZG-RC-24-303
YAK-24-206
DZG-SF-25-592
DZG-SF-25-593
DZG-SF-25-601
T28-25-730
YAK-25-306
YAK-25-315
YAK-25-316
T28-24-528
T28-24-562
T28-25-706
Legend
modelized Ag interval in g/t
>100
>300
>500
>1000
Significant Intercepts
Granite

2025 Exploration Results
This year, 57 DDH totaling 8,343m have been completed at Zgounder. Drilling was conducted mostly underground in the Central and Western Zones as well as on some near-mine regional targets.
Figure 2, shows the six additional licences acquired, which in addition to the Zgounder Far East and the Touchkal blocks, will significantly increase the prospectivity of the Zgounder Regional Project. The Corporation will start mapping and prospecting on these new licences in early H2.
The RC drill exploration program at Zgounder Far East began on June 22nd, targeting four strong geochemistry anomalies including Ag – Cu and Au (Figure 3) with an initial planned meterage of 2,250m.
The Zgounder Far East block comprises Neoproterozoic geology divided into three distinct zones: Southern Zone dominated by volcano-sedimentary rocks and pebbly sandstones alternated with felsic volcanics. Central Zone hosts an ophiolite complex, featuring mafic and ultramafic rocks intercalated with fine-grained sandstone units. Northern Zone is composed of intermediate to mafic volcanic and intrusive rocks, alternating with conglomerates. Grab sample results in the Far East block have identified some high-grade grab Ag-Cu, and Au, along with many precious metal anomalies, indicating a strong mineralization potential within 20km from the Zgounder deposit.

Figure 2: Surface Map of Zgounder Property with New Exploration Licences

Figure 3: Surface Map of Zgounder Far East with Exploration Drill Program

Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco or to ALS Laboratory at the Zgounder Mine site. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying.
For definition drilling using RC, all individual samples represent 1.0m in length and for T28 drilling equipment, all individual samples represent 1.2m in length. Samples are assayed at either the ALS Mine laboratory or at Afrilab. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by AAS. Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Rigorous quality controls (QaQc) are applied at both locations.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “expand”, “advance”, “confirm”, “potential”, “significant”, “confidence”, “expansion”, “steady”, “enhance” ,and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to significantly increase high-grade ounces within and near the open pit area, expanding open-pit operations in the near term, enhancing the resource and better understanding the deposit as well as exploration results in the open-pit and underground areas. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.

Appendix 1 - Mineral Intercepts from Drilling at Zgounder (core lengths)*

Hole ID	From	To	Ag	Length (m)*	Ag x width
			(g/t)
Underground DDH
DZG-SF-24-296	46.5	48.0	108	1.5	162
DZG-SF-25-589	5.2	8.0	104	2.8	291
DZG-SF-25-590	2.7	3.2	76	0.5	38
DZG-SF-25-590	6.5	8.4	94	1.9	179
DZG-SF-25-591	4.0	5.5	77	1.5	116
DZG-SF-25-592	2.0	5.5	438	3.5	1,533
Including	2.0	2.5	2,410	0.5	1,205
DZG-SF-25-593	31.5	35.0	749	3.5	2,622
Including	31.5	33.0	1,610	1.5	2,415
DZG-SF-25-601	4.2	5.5	138	1.3	179
DZG-SF-25-601	27.5	28.5	906	1.0	906
DZG-SF-25-604	24.5	27.5	191	3.0	572
DZG-SF-25-610	14.0	15.5	97	1.5	146
DZG-SF-25-610	24.0	25.0	198	1.0	198
DZG-SF-25-611	15.9	19.0	244	3.1	756
Including	15.0	16.0	420	1.0	420
DZG-SF-25-628	4.3	5.3	90	1.0	90
DZG-SF-25-628	56.0	57.0	101	1.0	101
Surface RC
ZG-RC-24-283	0.0	1.0	88	1.0	88
ZG-RC-24-288	11.0	13.0	190	2.0	380
ZG-RC-24-303	22.0	28.0	1,970	6.0	11,820
ZG-RC-24-425	23.0	24.0	196	1.0	196
ZG-RC-24-425	51.0	55.0	123	4.0	492
ZG-RC-24-427	1.0	2.0	92	1.0	92
ZG-RC-24-434	0.0	11.0	305	11.0	3,360
Including	2.0	3.0	1,348	1.0	1,348
ZG-RC-24-440	21.0	23.0	1,214	2.0	2,428
ZG-RC-24-446	10.0	16.0	97	6.0	580
ZG-RC-24-446	18.0	19.0	112	1.0	112
ZG-SF-23-040	42.0	43.0	84	1.0	84
ZG-SF-23-070	62.5	63.5	138	1.0	138
ZG-SF-24-210	114.0	117.0	84	3.0	252
ZG-SF-24-210	121.0	122.5	99	1.5	149

ZG-SF-25-293	69.5	70.0	1,012	0.5	506
ZG-SF-25-298	82.0	83.0	112	1.0	112
ZG-SF-25-304	216.5	218.0	93	1.5	140
ZG-SF-25-304	277.0	278.0	80	1.0	80
Underground T28
T28-24-528	7.2	16.8	107	9.6	1,027
T28-24-557	4.8	6.0	100	1.2	120
T28-24-557	7.2	8.4	216	1.2	259
T28-24-557	14.4	16.8	119	2.4	286
T28-24-557	19.2	21.6	152	2.4	365
T28-24-557	22.8	24.0	100	1.2	120
T28-24-562	6.0	13.2	259	7.2	1,862
T28-24-562	18.0	25.2	134	7.2	961
Including	18.0	19.2	476	1.2	571
T28-24-563	18.0	20.4	104	2.4	250
T28-24-563	22.8	24.0	80	1.2	96
T28-24-564	19.2	25.2	106	6.0	634
T28-25-690	18.0	19.2	111	1.2	133
T28-25-693	3.6	4.8	100	1.2	120
T28-25-700	25.2	26.4	348	1.2	418
T28-25-704	18.0	19.2	250	1.2	300
T28-25-704	24.0	25.2	77	1.2	92
T28-25-706	0.0	7.2	221	7.2	1,594
T28-25-707	0.0	2.4	256	2.4	614
T28-25-709	9.6	10.8	86	1.2	103
T28-25-730	0.0	4.8	358	4.8	1,718
T28-25-730	7.2	8.4	76	1.2	91
T28-25-731	0.0	1.2	108	1.2	130
Underground YAK
YAK-24-206	7.2	10.8	275	3.6	991
YAK-25-302	6.0	8.4	110	2.4	263
YAK-25-306	14.4	25.2	210	10.8	2,269
YAK-25-309	10.8	12.0	166	1.2	199
YAK-25-315	0.0	3.6	592	3.6	2,131
YAK-25-315	15.6	18.0	131	2.4	313
YAK-25-315	19.2	20.4	80	1.2	96
YAK-25-316	30.0	32.4	850	2.4	2,039
* True width is undetermined at this stage.